CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Management's Discussion & Analysis of New Pacific Metals Corp. (the "Company") for the year ended June 30, 2021 of references to the undersigned as a qualified person and the undersigned's name with respect to the disclosure of technical and scientific information contained therein.

The undersigned further consents to the inclusion or incorporation by reference of all references to the undersigned in the Company's Registration Statements on Form F-10 (No. 333-257344). This consent extends to any amendments to the Form F-10, including post-effective amendments.

"Alex Zhang" ____________________ ___

Alex Zhang, P.Geo.

September 16, 2021